SUB-ITEM 77Q1 Exhibits

77Q1(b) Copies of the text of any proposal described in 77D

The Hartford Disciplined Equity HLS Fund

     The Hartford Disciplined Equity
      HLS Fund seeks growth of capital.

The Hartford High Yield HLS Fund

     The fund may also invest up to
      10% of its total assets in bank loans
      or loan participation interests in
      secured variable, fixed or floating
      rate loans to U.S. corporations,
      partnerships and other entities.